August 4, 2005

U.S. Securities & Exchange Commission
100 F Street N.E.
Washington, D.C. 20549-0710


Re:   SmartMetric, Inc. File No. 333-118801

To Whom It May Concern:

      The undersigned, as president of SmartMetric, Inc., does hereby request acceleration of SmartMetric Inc.'s registration statement to August 15, 2005.

      We acknowledge the following:

      o Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the commission from taking any action on the filing.

      o The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve SmartMetric from its full responsibility for the adequacy and accuracy of the registration statement's disclosures.

      o SmartMetric may not assert the Commission's comments and the declaration of the registration statement's effectiveness as a defense in any proceeding initiated by the Commission or any person under the United States' federal securities laws.


Very truly yours,


/s/ Colin Hendrik
-----------------------
President
SmartMetric, Inc.

CH: kc-w